Exhibit 99.76

Bitfarms Announces Executive Management and Board Changes to Prepare for Company Growth in 2021

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--December 29, 2020--Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) (U.S.:OTC:BFARF), one of the largest and most profitable public bitcoin mining operations in the world, announces changes to the Board and executive management team in order to respond to market conditions and prepare the Company for continued growth and new opportunities in 2021.

Changes to the Structure of the Board and Executive Management:

●	Effective Immediately, Mr. Nicolas Bonta will become Executive Chairman of Bitfarms. Nicolas Bonta has served as the Chairman of Bitfarms since its inception. Mr. Bonta is a founder of Bitfarms and a successful entrepreneur with over 20 years of commercial business experience.

In June 2020, Mr. Bonta assumed the role of Chief Development Officer of Bitfarms and has been responsible for strategic corporate and business development.

●	As Mr. Bonta is not an independent board member, the Board has decided to employ best governance practices by appointing Mr. Brian Howlett as Lead Director, effective immediately.

Mr. Howlett has served as an independent director of the Company since April 2020. He is a Chartered Professional Accountant and possesses over 30 years of experience in senior management as a board member and management, and with numerous public companies.

●	Effective immediately, Mr. Emiliano Grodzki has agreed to serve as Bitfarms’ Chief Executive Officer on a permanent basis.

Emiliano Grodzki is a founder of the Company and until his appointment as Interim CEO earlier this year was the Chief Strategy Officer. He too has served as a Company director since its inception.

●	Effective immediately, Mr. Mathieu Vachon will become Bitfarms’ Chief Information Officer.

Mathieu Vachon is a founder of the Company and is currently an Executive Vice President – Technology & Operations, who has served as a director of the Company since June 2020.

●	Effective immediately, Mr. Geoffrey Morphy will become President.

L. Geoffrey Morphy served as a Director of Bitfarms before becoming Executive Vice President – Finance, Administration, and Corporate Development in August 2020.

About Bitfarms Ltd.

Bitfarms is one of the largest public bitcoin mining operations in the world and is listed on the TSX-V. Founded in 2017 it has five industrial scale facilities across Quebec, Canada and is responsible for infrastructure activities of approximately 1% of the entire Bitcoin mining industry and daily Bitcoin mined. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver the computing power needed to drive the rapid growth of the global decentralized financial economy.

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For corporate inquiries, please contact:

Geoff Morphy

gmorphy@bitfarms.com

647-500-7440

For media inquiries, please contact:

Ellis Ballard

ellis@yapglobal.com

07725951640

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